Follow-Up Materials

06011890

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Atlas Pacific Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 23 2006
THOMSON
FINANCIAL

FILE NO. 82- 1852 FISCAL YEAR 12-31-05

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/23/06

SEC FILE #82-1852

RECEIVED
2006 MAR 21 P 3:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ATLAS PACIFIC LIMITED
ABN 32 009 220 053

ARLS
12-31-05

Appendix 4E – Preliminary Final Report
For the Year Ended 31 December 2005

ATLAS PACIFIC LIMITED
ABN 32 009 220 053

Appendix 4E

Table of Contents

Results for announcement to the market

Consolidated Financial Results	Compared to actual for previous year ended 31 December 2004		Year Ended 31 December 2005
Total revenue from ordinary activities	Up	65.69%	9,648,366
Profit from ordinary activities after tax attributable to members	Up	N/A	1,960,269
Net Profit attributable to members	Up	N/A	1,960,269
Dividends	**Amount per security**		**Franked Amount per security**
Dividend per ordinary share in respect of 31 December 2005 financial year	**1.0 cents**		**1.0 cents**
The dividend was paid on	29 December 2005		

The total fully franked dividends, in respect of the financial year ended 31 December 2005 amount to 1.0 cents per share. No dividends were paid by the Company in 2004.

The company's dividend reinvestment plan was not activated for the payment of the dividend.

Brief Explanation

All reported figures are now complaint with the Australian equivalents to International Financial Reporting Standards (AIFRS). The figures for 2004 have also been restated in accordance with the requirements of AIFRS, except that the company has applied the exemption available under AASB1 to only apply AASB132 and AASB 139 from 1 January 2005.

Refer to the section headed "**Commentary on the Results**" for a brief explanation of the results.

Income Statement
For the year ended 31 December 2005

	Notes	Consolidated 2005 $	2004 $
Revenue from sale of goods	3	9,648,366	5,822,984
Other revenues from ordinary activities	3	489,404	1,014,540
Total revenue		**10,137,770**	**6,837,524**
Expenses from ordinary activities			
Cost of goods sold		(4,262,611)	(4,414,357)
Marketing expenses		(870,543)	(564,743)
Administration expenses		(1,730,268)	(1,632,767)
Other expenses from ordinary activities	4	(905,454)	(953,464)
Total expenses		**(7,768,876)**	**(7,565,331)**
Profit/(Loss) from ordinary activities before related income tax expense		**2,368,894**	**(727,807)**
Income tax (expense)/benefit relating to ordinary activities		(408,625)	133,534
Profit/(Loss) from ordinary activities after related income tax attributable to members of the parent entity		**1,960,269**	**594,273**
Basic earnings per share (**cents**)	5	2.23	(0.68)
Diluted earnings per share (**cents**)	5	2.23	(0.68)

The above income statement should be read in conjunction with the accompanying notes.

Balance Sheet
As at 31 December 2005

	Notes	Consolidated 2005 $	Consolidated 2004 $
Current assets			
Cash assets		1,475,480	3,208,996
Receivables		4,067,475	1,934,360
Financial assets		5,631,149	-
Inventories		1,262,890	1,034,682
Biological assets		4,176,109	2,259,547
Total current assets		16,613,103	8,437,585
Non-current assets			
Receivables		-	-
Inventories		114,630	193,521
Biological assets		5,175,721	6,688,662
Property, plant and equipment		2,123,684	1,825,434
Deferred Tax Asset		163,001	239,919
Total non-current assets		7,577,036	8,947,536
Total assets		24,190,139	17,385,121
Current liabilities			
Payables		202,705	1,192,617
Borrowings	6	79,428	-
Financial instruments		5,675,533	-
Current tax liabilities		480,269	58,232
Provisions		66,611	104,212
Total current liabilities		6,504,546	1,355,061
Non-current liabilities			
Deferred tax liabilities		112	112
Provisions		164,928	-
Total non-current liabilities		165,040	112
Total liabilities		6,669,586	1,355,173
Net assets		17,520,553	16,029,948
Equity			
Contributed equity	7	18,849,092	18,849,092
Reserves	8	(4,559,050)	(4,677,577)
Retained profits		3,230,511	1,858,433
Total equity		17,520,553	16,029,948

The above balance sheet should be read in conjunction with the accompanying notes.

Statement of Changes in Equity

For the year ended 31 December 2005

	CONSOLIDATED	
	2005 $	2004 $
Total equity at the beginning of the year	16,029,949	18,276,758
Adjustment on Adoption of AASB 132 and AASB 139, net of tax:		
Retained Profits	289,910	-
Reserves	-	-
Dividend Payment	(878,103)	-
Exchange differences on translation of foreign operations	118,527	(1,652,533)
Net income recognised directly in equity	(469,666)	(1,652,533)
Profit/(Loss) for the year	1,960,269	(594,275)
Total equity at the end of the year	17,520,553	16,029,949

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statement
For the year ended 31 December 2005

	Consolidated 2005 $	2004 $
Cash flows from operating activities		
Proceeds from pearl and oyster sales	7,206,358	5,839,566
Proceeds from other operating activities	78,800	769,835
Interest paid	(4,032)	(29)
Interest and bill discounts received	88,732	176,843
Payments to suppliers	(7,852,270)	(6,279,530)
Income tax received	292,224	(410,894)
Net cash provided by/(used in) operating activities	(190,188)	95,791
Cash flows from investing activities		
Payments for property, plant and equipment	(832,582)	(778,641)
Proceeds on disposal of fixed assets	78,994	1,891
Payment for Other Financial Instrument	-	(47,450)
Net cash provided by/(used in) investing activities	(753,588)	(824,200)
Cash flows from financing activities		
Proceed from Borrowings	99,285	-
Repayment of Borrowings	(19,857)	-
Dividend Payment	(878,103)	-
Net cash provided by/(used in) financing activities	(798,675)	-
Net increase/(decrease) in cash held	(1,742,451)	(728,409)
Cash at the beginning of the financial year	3,208,996	4,301,918
Effects of exchange rate changes on the balances of cash held in foreign currencies	8,935	(364,513)
Cash and term deposits at the end of the financial year	1,475,480	3,208,996

The above cash flow statement should be read in conjunction with the accompanying notes.

Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The consolidated entity changed its accounting policies on 1 January 2005 to comply with AIFRS. Adjustments resulting from the introduction of AIFRS have been applied retrospectively to 2004 comparative figures, excluding cases where optional exemptions available under AASB 1 have been applied, in particular AASB 132 and AASB 139. Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS are given in Note 2, which exempt for certain balance sheet reclassifications are consistent with the information provided in the financial report for the half year ended 30 June 2005.

The financial report covers the economic entity of Atlas Pacific Ltd and its controlled entities, and Atlas Pacific Ltd as an individual parent entity. Atlas Pacific Ltd is a listed public company, incorporated and domiciled in Australia.

The financial report of Atlas Pacific Ltd and its controlled entities comply with all Australian equivalents to International Financial Reporting Standards (IFRS) in their entirety.

b) Revenue recognition

(a) Sales Revenue comprises of revenue earned from the sale of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided or when the fee in respect of services provided is receivable.

(b) Interest Income is recognised as it accrues.

(c) Asset Sales Revenue comprises of the gross proceeds of the assets. The profit and loss on disposal of assets is brought to account at the date on which an unconditional contract is signed.

c) Other accounting policies

A full description of other accounting policies was included in the financial report for the half year ended 30 June 2005 and will also be included in the 2005 annual report.

Notes to the Financial Statements (continued)

2. Impact of adoption of Australian equivalents to International Financial Reporting Standards

Reconciliation of Equity at 1 January 2004	Note	Previous AGAAP At 1 Jan 2004 $	Effect of Transition to AIFRS $	AIFRS At 1 Jan 2004 $
Current Assets				
Current assets		4,301,918	-	4,301,918
Receivables		1,253,030	-	1,253,030
Inventories	(2a)	3,333,948	(383,445)	2,950,503
Biological Assets	(2a)	2,165,998	(457,410)	1,708,588
Total Current Assets		**11,054,894**	**(840,855)**	**10,214,039**
Non-current assets				
Inventories	(2a)	121,836	(18,830)	103,006
Biological Assets	(2a)	8,406,627	(1,568,575)	6,838,052
Property, plant and equipment	(2a)	2,458,214	(597,654)	1,860,560
Deferred Tax Asset		150,563	-	150,563
Total non-current assets		**11,137,240**	**(2,185,059)**	**8,952,181**
Total Assets		**22,192,134**	**(3,025,914)**	**19,166,220**
Current liabilities				
Payables		766,980	(870)	766,110
Current tax liabilities		-	-	-
Provisions		122,946	-	122,946
Total current liabilities		**889,926**	**(870)**	**889,056**
Non-current liabilities				
Deferred tax liabilities		406	-	406
Total non-current liabilities		**406**	**-**	**406**
Total liabilities		**890,332**	**(870)**	**889,462**
Net Assets		**21,301,802**	**(3,025,044)**	**18,276,758**
Equity				
Contributed equity		18,849,092	-	18,849,092
Foreign Currency Translation Reserve	(2b)	-	(3,025,044)	(3,025,044)
Retained profits		2,452,710	-	2,452,710
Total equity		**21,301,802**	**(3,025,044)**	**18,276,758**

Notes to the Financial Statements (continued)

2. Impact of adoption of Australian equivalents to International Financial Reporting Standards (continued)

Reconciliation of Equity at 31 December 2004		Previous AGAAP At 31 December 2004	Effect of Transition to AIFRS	AIFRS At 31 December 2004
		$	$	$
Current Assets				
Current assets		3,208,996	-	3,208,996
Receivables		1,934,360	-	1,934,360
Inventories	(2a)	1,201,667	(166,985)	1,034,682
Biological Assets	(2a)	2,583,417	(323,870)	2,259,547
Total Current Assets		**8,928,440**	**(490,855)**	**8,437,585**
Non-current assets				
Inventories	(2a)	240,248	(46,727)	193,521
Biological Assets	(2a)	9,090,274	(2,401,612)	6,688,662
Property, plant and equipment	(2a)	2,688,138	(862,704)	1,825,434
Deferred Tax Asset		239,919	-	239,919
Total non-current assets		**12,258,579**	**(3,311,043)**	**8,947,536**
Total Assets		**21,187,019**	**(3,801,898)**	**17,385,121**
Current liabilities				
Payables		1,192,617	-	1,192,617
Current tax liabilities		58,232	-	58,232
Provisions		104,212	-	104,212
Total current liabilities		**1,355,061**	**-**	**1,355,061**
Non-current liabilities				
Deferred tax liabilities		112	-	112
Total non-current liabilities		**112**	**-**	**112**
Total liabilities		**1,355,173**	**-**	**1,355,173**
Net Assets		**19,831,846**	**(3,801,898)**	**16,029,948**
Equity				
Contributed equity		18,849,092	0	18,849,092
Foreign Currency Translation Reserve	(2b)	-	(4,677,577)	(4,677,577)
Retained profits	(2c)	982,754	875,679	1,858,433
Total equity		**19,831,846**	**(3,801,898)**	**16,029,948**

Notes to the Financial Statements (continued)

2. Impact of adoption of Australian equivalents to International Financial Reporting Standards (continued)

Reconciliation of profit for the year ended 31 December 2004		Previous AGAAP $	Consolidated Effect of Transition to AIFRS $	AIFRS $
Revenue from sale of goods		5,822,982	-	5,822,982
Other revenues from ordinary activities		1,014,541	-	1,014,541
Total revenue		**6,837,523**	**-**	**6,837,523**
Expenses from ordinary activities				
Cost of goods sold	(2d)	5,089,271	(674,914)	4,414,357
Marketing expenses		564,743	-	564,743
Administration expenses		1,632,647	120	1,632,767
Write down of Oyster Inventory values	(2d)	541,032	(15,269)	525,763
Other expenses from ordinary activities	(2e)	382,840	(185,619)	197,221
Total expenses		**8,210,533**	**(875,682)**	**7,334,851**
Profit/(loss) from ordinary activities before Related income tax expense	(2c)	(1,373,010)	875,682	(497,328)
Income tax expense relating to ordinary activities		(96,946)	-	(96,946)
Profit/(loss) from ordinary activities after income tax attributable to members of the parent entity	(2c)	**(1,469,956)**	**875,682**	**(594,274)**

Notes to impact of adoption of AIFRS -

2a) The changes in the value of inventory, biological assets and property, plant and equipment reflects the change from AGAAP where the carrying values of non-monetary items of the Group's Indonesian subsidiary were based on historic rates using the "Temporal method" to AFIRS where these items are translated at the balance sheet rate under the "Current rate method". The functional currency of the Indonesian subsidiary, PT Cendana Indopearls, is Indonesian Rupiah which has devalued against the Australian Dollar over time. This has resulted in a decrease in the book value of these assets when reported in Australian Dollars using the Current rate method of accounting as required under AIFRS.

2b) The adjustments that are recognised in 2a are recorded in a foreign currency translation reserve. Translation adjustments for non monetary assets are recorded as a movement in the foreign currency translation reserve.

2c) The change in the retained earnings reflects the different treatment of inventory in the Group's Indonesian subsidiary under AGAAP and AFIRS which has an effect on cost of goods sold and write down in inventory (refer 2d). This also reflects the change in the treatment of foreign currency movements under AIFRS compared to AGAAP (refer 2e).

Notes to the Financial Statements (continued)

2d) The change in cost of goods sold and written down value of inventory when reported under AIFRS compared to AGAAP arises due to the lower asset value on translation of foreign assets, in particular the oyster inventory.

2e) The difference in other expenses under AIFRS reflects the foreign currency translation that was expensed when treated under the temporal method of accounting but which is transferred to the translation reserve under AIFRS.

3. Revenue

	Consolidated	
	2005	2004
	$	$
Revenue from operating activities		
Sales revenue	9,648,366	5,822,982
Interest received – other parties	101,618	156,262
Net foreign exchange gain/(loss) from operating activities	296,750	790,084
Other revenues	42,963	19,391
	10,089,697	6,788,719
Revenue from outside operating activities		
Property rental	48,073	48,804
	48,073	48,804
Total revenue	10,137,770	6,837,523

4. Expenses

	2005	2004
Finance Costs		
Interest paid - other corporations	1,399	29
Administration expenses from ordinary activities		
Operating lease rental costs	39,915	46,508
Movements in provisions		
Depreciation property, plant and equipment	35,302	28,356
Research & Development	87,500	-
	83,717	74,864
Other expenses from ordinary activities		
Movements in provisions		
Increase in tax related expenses from prior years	-	177,442
Provision for employee entitlements	34,214	19,727
Write-down in oyster inventory value	-	541,032
Loss/(profit) on disposal of fixed assets	6,116	-
	40,330	738,201

Notes to the Financial Statements (continued)

5. Earnings per Share

	Consolidated	
	2005	2004
	CENTS	CENTS
Basic earnings per share (cents per share)	2.23	(0.68)
Diluted earnings per share (cents per share)	2.23	(0.68)

	Consolidated	
	2005	2004
Earnings reconciliation	$	$
Net profit/(loss) used for basic earnings	1,960,269	(594,273)
After tax effect of dilutive securities	-	-
Diluted earnings	1,960,269	(594,273)

The Number of shares used in the EPS calculations are as follows:	No.	No.
Weighted average number of ordinary shares	87,810,254	87,810,254
Diluted weighted average number of ordinary shares	87,810,254	87,810,254

Diluted earnings per share is calculated after taking into consideration all options and any other securities that were on issue that remain unconverted at 31 December as potential ordinary shares. There were no options or other equities on issue that would create a dilutive effect as at 31 December.

6. Borrowings

	Consolidated	
	2005	2004
	$	$
CURRENT		
Unsecured Loan	79,428	-

Notes to the Financial Statements (continued)

7. Contributed Equity

	Consolidated 2005 $	Consolidated 2004 $
Fully paid Ordinary Shares	18,849,092	18,849,092

Reconciliation of Contributed Equity (2005)	No.	$
Ordinary Shares :		
At the beginning of the financial year	87,810,254	$18,849,092
Shares issued	-	-
At the end of the financial year	87,810,254	$18,949,092

8. Reserves

	Consolidated 2005 $	Consolidated 2004 $
Foreign Currency Translation Reserve	4,559,050	4,677,578

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries to the reporting currency (refer note 2 above)

Commentary on the Results

1. **Year in Perspective**
   The 2005 financial year has seen Atlas Pacific Limited return to profitability with the posting of an after tax profit of $1.96m. This has resulted from the implementation of a number of key strategic developments including but not limited to:
   - The diversification of production over a number of geographic centres;
   - The specialisation of key activities at specific sites to reduce unit cost of production;
   - The implementation of improved breeding and pearl growing techniques which has produced an improvement in pearl quality;
   - The development of a marketing team to increase return on investment in pearl production and pearl based by-products.

   The significant factor which has lead to this turn around in profitability is the improved quality and number of pearls produced and sold during 2005 compared with 2004. The Company sold $9,033,000 (2004 - $5,209,000) worth of pearls during the last year.

   The Company's balance sheet and cash flow are strong. The Company paid a fully franked dividend of 1 cent per share in December 2005.

2. **Production activities**
   Management and the Board remain focused on ensuring that each farm site is dedicated to the specific tasks that it is best suited.

   The Alyui Bay farm in West Papua continues to be the primary pearl production centre and it seeded a total of 340,000 oysters during the year. Some seeding activities have commenced at the Bali sites.

   Hatchery production and grow-out at Penyabangan, North Bali was again well on target and the site was further expanded. Many of the oysters produced at Penyabangan during its first season (2003/2004) have now been seeded and we are extremely pleased with the quality and post-operative results from these oysters.

3. **Diversification**
   The Company has increased its interests in Bali by opening a new farm site at Karang Asem on Bali's east coast and establishing a pearl oyster lease on Nusa Lembongan Island in the south of Bali. Almost 50,000 pearl oysters were seeded in Bali this year. The pearls from these oysters will be farmed at the new locations of Karang Asem and Nusa Lembongan.

   The Bacan hatchery venture was finalised in 2005 due to poor results and inferior oyster production from this site. A new joint hatchery operation was established in West Lombok to replace this capacity. This new venture is very close to Bali providing management with easier access and control of the operation. The venture was commissioned in November and several batches of young pearl oysters have been produced.

4. **Production techniques**
   Harvests during 2005 were significantly improved compared to 2004, a factor which was reflected in the Company's financial results. The consistency of pearl colour during 2005 was exceptional with 99% of the pearls harvested being in the white to silver colour range. The result demonstrated the effectiveness of the Company's selective breeding program.

   The research and development programme that commenced late in 2004 has progressed well with all the major breeding milestones achieved during 2005. The first survival and growth results have been collected and are currently being analysed. The technique for DNA pedigree assignment of the offspring created for this programme has been proven and we look forward to further development during 2006.

5. Marketing

The Company continues to be represented by the pearl marketing and trading company Pearlautore International (PAI). In an increasingly competitive market, the performance of PAI was excellent.

The development of the Company's internal marketing efforts was boosted during 2005. In July of 2005, a small tourist/retail operation was opened at the Penyabangan site in North Bali. Sales and marketing of other pearl by-products were improved during the year. Plans are being implemented for a second larger retailing venture at the tourist destination of Nusa Lembongan which will see the commencement of jewellery manufacturing and sale by the Company.

Other Information

Net tangible Assets backing per share

	Consolidated	
	2005	2004
	$	$
Net assets	17,520,553	16,029,948
Less intangible assets	-	-
Net tangible assets	17,520,553	16,029,948
Number of shares outstanding	87,810,254	87,810,254
Net tangible assets per share	$0.20	$0.18

The net tangible assets (NTA) backing per share has been adjusted for 2004 in accordance with AIFRS.

Acquired or Disposed to Controlled entities

There were no acquisition or disposal of controlled entities during the financial year ended 31 December 2005.

Associates and Joint Ventures

There are no associates or joint venture entities that the company is associated or related to.

Compliance Statement

This report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX. It is lodged with the ASX under Listing Rule 4.3A.

This report and the financial statements upon which the report is based use the same accounting policies. This report gives a true and fair view of the matters disclosed.

The accounts are in the process of being audited. No qualifications are anticipated from the auditor. The audit report by the auditor will be included in the Atlas Pacific Limited Annual Report for 31 December 2005.